SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Partnership with Glencore

On May 5, 2022, Li-Cycle Holdings Corp. (the “Company”) announced the entry into a global feedstock supply agreement with Glencore Ltd. (“Glencore”) pursuant to which Glencore will supply manufacturing scrap and end-of-life lithium-ion batteries to the Company on a global basis. In addition, the Company has also entered into a non-binding term sheet with Glencore (the “Term Sheet”), covering the supply of black mass to the Company’s Hubs, the off-take of black mass from the Company’s Spokes, the off-take of battery grade end products produced by the Company’s Hubs, the off-take of by-products from the Company’s Spokes and Hubs and the supply of sulfuric acid to the Company’s Hubs.

Note Purchase Agreement

On May 5, 2022, the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Glencore pursuant to which the Company will issue to Glencore an unsecured convertible note (the “Convertible Note”) in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Transaction”).

The Note Purchase Agreement includes customary representations, warranties and covenants. In addition, Glencore has agreed to certain transfer restrictions with respect to the common shares of the Company issuable upon conversion of the Convertible Note.

The closing of the Transaction is subject to certain conditions, including, among others, that the commercial agreements contemplated by the Term Sheet have been executed. In addition, Glencore has committed to a standstill agreement and the Company will grant certain registration rights to Glencore. Subject to certain exceptions and applicable law, following closing of the Transaction, Glencore shall be entitled to nominate one board member to the board of directors of the Company.

The Note Purchase Agreement may be terminated prior to the closing of the Transaction (i) by the mutual written agreement of each of the parties to the Note Purchase Agreement, (ii) if any final judgment, order, law rule or regulation is enacted that prohibits the consummation of the Transaction, (iii) by Glencore, subject to certain conditions, if the Company breaches certain provisions of the Note Purchase Agreement, (iv) by the Company, subject to certain conditions, if Glencore breaches certain provisions of the Note Purchase Agreement and (v) by either Glencore or the Company if closing of the Transaction has not been consummated on or before May 31, 2022.

The foregoing description of the Note Purchase Agreement is qualified in its entirety by reference to the Note Purchase Agreement attached as Exhibit 10.1 to this current report on Form 6-K and is incorporated herein by reference.

A press release issued by the Company announcing the partnership with Glencore is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

10.1	Note Purchase Agreement, dated May 5, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd.

99.1	Press Release, dated May 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: May 5, 2022